[Logo] NEES

                                                                   National Grid
                                                                       [Logo]

                                  March 8, 1999

Mary L. Cottrell, Secretary
Department of Telecommunications

     and Energy
100 Cambridge Street, 12th Floor

Boston, MA 02202

      Re:   New England Electric System and The National Group plc Merger:
            Information Filing

Dear Secretary Cottrell:

      As announced on December 14, 1998, The National Grid Group plc (National
Grid) has agreed to acquire all of the common shares of NEES for $53.75 per share subject to adjustment for the date of closing. Because NEES and National Grid are both holding companies, the merger does not require the approval of the Department of Telecommunications and Energy (Department). However, an essential element in the review by the Securities and Exchange Commission (SEC) which must approve the merger under the Public Utility Holding Company Act of 1935 (35 Act) will be certifications from the relevant state regulatory commissions regarding each commission's jurisdiction and resources over the operating companies in their state. Specifically, the SEC will want the Department to certify in a manner similar to that required in ss. 33(a)(2) of the 35 Act that the Department has the authority and resources to protect ratepayers, including in particular, matters such as rates, financings, affiliate transactions and financial integrity and that the Department intends to exercise its authority.

      In our view, the Department has the existing authority and resources to protect Massachusetts Electric Company and Nantucket Electric Company's (together "Mass. Electric") customers in each of the areas in which the SEC wants assurances. The proposed merger will not affect the Department's jurisdiction or authority over Mass. Electric in any way. For instance, the Department will continue to have full jurisdiction over Mass. Electric Company's and Nantucket Electric Company's rates under ss.ss. 93 and 94; the companies' financings will still be subject to approval under ss. 14; affiliate transactions will be subject to Department review and approval under ss.ss. 76A, 85 and 94B; the Department also retains general supervisory authority over the companies with the ability to make all inquires needed to assure itself that the "safety and convenience" of the public is protected. Nor will the merger adversely affect the Department's

Mary L. Cottrell, Secretary
March 8, 1999
Page 2

resources to protect Mass. Electric's customers. To eliminate any concerns the Department may have with regard to the acquisition premium and its allocation, we agree that neither the above requested certification nor the approval of the merger by the SEC under the 35 Act and any allocation of the acquisition premium to Mass. Electric resulting from SEC's jurisdiction over the merger will have any pre-emptive effect on the Department's consideration of the amounts, if any, of the acquisition premium it will allow in rates in any future proceeding by Mass. Electric seeking recovery of such acquisition premium in their retail delivery rates. As a result, for ratemaking purposes, the Department will have complete authority to establish the appropriate allocation of the acquisition premium to Mass. Electric and the amount of the recovery of that premium in Mass. Electric's rates.1/

      Additionally, since we want the Department to have a full understanding of the merger and its benefits to ratepayers we are making an informational filing describing the transaction and National Grid.

      The filing includes testimony by Michael E. Jesanis, Chief Financial Officer of NEES, who describes the transaction and its associated benefits for NEES customers. Mr. Jesanis also addresses the accounting for the transaction and summarizes the regulatory approvals that are necessary for its implementation. Roger Urwin, Transmission Managing Director for National Grid, describes National Grid's accomplishments in operating the transmission systems in the U.K. and abroad. Peter G. Flynn, President of New England Power Company, describes the relevance of National Grid's experience to the issues now being faced by the New England Power Pool and the New England Independent System Operator.

      In addition to the acquisition by National Grid, NEES announced on February 1, 1999 an agreement to acquire Eastern Utilities Associates. That transaction is independent of the NEES-National Grid transaction, but represents a significant step in National Grid's plan to play an important role in the regulated transmission and distribution business in New England and the Northeast. National Grid has consented to the NEES-EUA transaction and the relationship of the two transactions are discussed in Mr. Jesanis' testimony. As he explains, our plan is to

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      1/A simple example will illustrate the effect of this commitment. If Mass.
Electric were allocated $100 of acquisition premium following this transaction, the Department would be free to disallow its recovery either on the grounds that the $100 was not reasonably allocated to Mass. Electric or that Mass. Electric had not demonstrated sufficient offsetting savings to warrant recovery. Thus, the Department would have the authority to limit Mass. Electric's recovery of the acquisition premium to $80 if the Department determined $80 was a reasonable allocation, even though Mass. Electric had demonstrated that $150 of savings had been produced by the transaction.
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Mary L. Cottrell, Secretary
March 8, 1999

Page 3

consolidate Eastern Edison and Mass. Electric into a single company with customers served at Mass. Electric's lower rates. The NEES-EUA transaction will be submitted to the Department in a separate filing. Together the NEES-EUA and NEES-National Grid transactions are necessary to allow us to provide high quality, low cost delivery service to Massachusetts retail customers following electric utility restructuring.

                                    Very truly yours,

                                    Thomas G. Robinson
                                    Attorney for New England Electric System
                                    25 Research Drive
                                    Westborough, MA 01582

                                    Paul K. Connolly, Jr.
                                    Attorney for The National Grid Group plc
                                    LeBoeuf, Lamb, Greene & MacRae
                                    260 Franklin Street
                                    Boston, MA 02110

cc:   George B. Dean, Esq.
      Robert F. Sydney, Esq.

The name "New England Electric System" means the trustee or trustees for the time being (as trustee but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby

Mary L. Cottrell, Secretary
March 8, 1999

Page 4

referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.